3/14

RECEIVED FEB 28 2006 — SEC MAIL PROCESSING SECTION — WASHINGTON, D.C. 199

SECURITIES AND EXCHANGE COMMISSION

06004255

AB 3/11/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnergyNet.com, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 I-40 W, Suite 319

(No. and Street)

Amarillo, TX 79106

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Black (806) 351-2953

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP

(Name – *if individual, state last, first, middle name*)

14755 Preston Road, Suite 320 Dallas, TX 75254

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William W. Britain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnergyNet.com, Inc., as of December, 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

William W. Britain President/CEO

Title

Notary Public LISA O'Neal

LISA O'NEAL
Notary Public, State of Texas
My Commission Expires
December 16, 2007

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENERGYNET.COM, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

We have audited the consolidated statements of financial condition of EnergyNet.com, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EnergyNet.com, Inc. as of December 31, 2005 and 2004, and its results of operations, its changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Hein & Associates LLP

January 20, 2006

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone 972-458-2296
Fax 972-788-4943
www.heincpa.com

ENERGYNET.COM, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2005	DECEMBER 31, 2004
ASSETS:		
Cash and cash equivalents	$ 1,742,015	$ 939,825
Restricted cash	6,423,695	1,863,692
Short-term investments	404,727	265,203
Auction proceeds receivable	1,567,941	173,115
Prepaid expenses	22,765	18,177
Deferred tax assets	25,000	-
Equipment:		
Software	430,261	405,937
Computer equipment	100,813	84,006
Furniture and equipment	41,920	34,992
	572,994	524,935
Less accumulated depreciation	(444,472)	(347,891)
Total assets	$ 10,314,665	$ 3,437,056
LIABILITIES:		
Accounts payable and accrued liabilities	$ 240,047	$ 107,044
Income taxes payable	183,517	-
Auction proceeds payable	7,991,636	2,036,807
Deferred tax liabilities	43,000	-
COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)		
STOCKHOLDERS' EQUITY (Note 3):		
Preferred stock, liquidation preference of $0 and $589,101	-	177
Common stock	2,705	2,500
Paid-in capital in excess of par value	2,160,206	2,304,043
Accumulated deficit	(306,446)	(1,013,515)
Total stockholders' equity	1,856,465	1,293,205
Total liabilities and stockholders' equity	$ 10,314,665	$ 3,437,056

See accompanying notes to these consolidated financial statements.

ENERGYNET.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,	
	2005	2004
REVENUES:		
Commissions	$ 4,894,213	$ 2,791,932
Other revenue	413,589	292,633
	5,307,802	3,084,565
OPERATING EXPENSES:		
General and administrative expenses	2,391,931	1,769,378
Royalties paid to stockholder	386,073	190,651
Depreciation	96,581	88,434
Sales commission	684,047	249,584
	3,558,632	2,298,047
INCOME FROM OPERATIONS	1,749,170	786,518
OTHER INCOME (EXPENSE) –		
Interest and other income	47,539	12,159
INCOME BEFORE PROVISION FOR INCOME TAXES	1,796,709	798,677
PROVISION FOR INCOME TAXES	612,558	-
NET INCOME	$ 1,184,151	$ 798,677

See accompanying notes to these consolidated financial statements.

ENERGYNET.COM, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Preferred Stock	Common Stock	Paid-in Capital in Excess of Par Value	Accumulated Deficit	Total Stockholders' Equity
BALANCE, January 1, 2004	$ 177	$ 2,500	$ 2,274,043	$ (1,388,551)	$ 888,169
Purchase of treasury shares	-	-	(120,000)	-	(120,000)
Proceeds from re-issuance of treasury shares	-	-	150,000	-	150,000
Dividends on preferred shares	-	-	-	(48,641)	(48,641)
Dividends on common shares	-	-	-	(375,000)	(375,000)
Net income	-	-	-	798,677	798,677
BALANCE, December 31, 2004	177	2,500	2,304,043	(1,013,515)	1,293,205
Conversion of Series A Preferred Stock	(121)	148	(27)	-	-
Issuance of common stock in payment of preferred dividends	-	19	48,622	(48,641)	-
Redemption of Series A Preferred Stock	(56)	-	(250,144)	-	(250,200)
Issuance of common stock pursuant to option exercises	-	38	57,712	-	57,750
Dividends on preferred shares	-	-	-	(48,641)	(48,641)
Dividends on common shares	-	-	-	(379,800)	(379,800)
Net income	-	-	-	1,184,151	1,184,151
BALANCE, December 31, 2005	$ -	$ 2,705	$ 2,160,206	$ (306,446)	$ 1,856,465

See accompanying notes to these consolidated financial statements.

ENERGYNET.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	DECEMBER 31, 2005	DECEMBER 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,184,151	$ 798,677
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	96,581	88,434
Deferred tax expense	18,000	-
Decrease (increase) in operating assets:		
Restricted cash	(4,560,003)	(534,678)
Auction proceeds receivable	(1,394,826)	61,853
Prepaid expenses	(4,588)	17,099
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities	133,003	39,694
Income taxes payable	183,517	-
Auction proceeds payable	5,954,829	472,825
Net cash provided by operating activities	1,610,664	943,904
CASH FLOWS FROM INVESTING ACTIVITIES:		
Software development costs	(24,324)	(95,398)
Purchase of equipment	(23,735)	(17,232)
Change in short-term investments	(139,524)	(2,613)
Net cash used in investing activities	(187,583)	(115,243)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Redemption of Series A Preferred Stock	(250,200)	-
Proceeds from stock option exercises	57,750	-
Purchase of treasury shares	-	(120,000)
Proceeds from re-issuance of treasury shares	-	150,000
Payment of preferred dividends	(48,641)	(48,641)
Payment of common dividends	(379,800)	(375,000)
Net cash used in financing activities	(620,891)	(393,641)
NET INCREASE IN CASH AND CASH EQUIVALENTS	802,190	435,020
CASH AND CASH EQUIVALENTS, beginning of year	939,825	504,805
CASH AND CASH EQUIVALENTS, end of year	$ 1,742,015	$ 939,825
SUPPLEMENTAL INFORMATION:		
Interest paid	$ -	$ -
Income taxes paid	$ 411,041	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:		
Conversion of preferred stock into common stock	$ 148	$ -
Issuance of common stock in payment of preferred dividends in arrears	$ 48,641	$ -

See accompanying notes to these consolidated financial statements.

ENERGYNET.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of EnergyNet.com, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates which are determined by management.

Organization and Basis of Presentation
EnergyNet.com, Inc. was organized as an S corporation on February 25, 1999, in the state of Texas. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company is primarily engaged in facilitating the sale of operated and nonoperated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through an Internet-based live auction. The Company converted to C corporation status in 2000.

On October 18, 2005, the Company formed EnergyNet Canada Inc. in Alberta Province. EnergyNet Canada Inc. is also engaged in facilitating the sale of operated and nonoperated working interest, producing and nonproducing mineral interests, and royalty and overriding royalty interest in crude oil and natural gas properties between registered buyers and sellers through an Internet-based live auction.

EnergyNet Canada Inc.'s financial statements are included in the Company's consolidated financial statements. All intercompany balances and transactions have been eliminated.

Reclassifications
Certain reclassifications have been made to the 2003 financial statements to conform with the 2004 financial statement presentation. Such reclassifications had no effect on net income as previously reported.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash.

Short-term Investments
Short-term investments comprise certificates of deposit, typically maturing within 180 days.

Equipment
Equipment is stated at cost. Software costs represent the costs of developing the Company's Internet site and developing other Internet sites under contractual agreements. Expenditures that constitute upgrades or enhancements, as defined in AICPA Statement of Position 98-1, *Accounting for the Cost of Software Developed or Maintained for Internal Use*, are capitalized.

Computers, equipment and furniture are depreciated using the double-declining balance method over five and seven years, respectively. Software is depreciated using the straight-line method over three years. Charges for repairs and maintenance that do not extend the useful lives of the related assets are expensed as incurred.

Revenue Recognition
The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site.

Advertising Costs
Advertising costs are expensed as incurred. Advertising costs included in general and administrative expenses amounted to $54,436 and $45,388 for the years ended December 31, 2005 and 2004, respectively.

Income Taxes
Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect at year-end. A valuation allowance for deferred tax assets is recorded when the Company's management believes that it is more likely than not that the benefit from the deferred tax assets will not be realized.

Stock-Based Compensation
Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, encourages, but does not require, the adoption of a fair value-based method of accounting for employee stock-based compensation transactions. The Company has elected to apply the provisions of Account Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for its employee stock-based compensation plans. Under Opinion No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant above the amount an employee must pay to acquire the stock.

In December 2002, the FASB issued Statement No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* ("Statement 148"). Statement 148 provides alternative methods of transition to the fair value method of accounting proscribed by FASB Statement No. 123, *Accounting for Stock-Based Compensation* ("Statement 123"). Statement 148 does not require companies to account for employee stock options under the fair value method. The Company adopted the disclosure provisions of Statement 148 effective January 1, 2004. Net income would have not been materially impacted if we had applied the fair-value method.

In December 2004, the FASB revised Financial Accounting Standard No. 123, Accounting for Stock Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for good or services. This statement focuses primarily on the accounting for transactions in which an entity obtains employee services in exchange for its equity instruments, and is effective for fiscal years beginning after December 15, 2005. Therefore, EnergyNet.com, Inc. will adopt the revised Statement 123 on January 1, 2006.

Management does not expect that the adoption of this statement will have a significant impact on the Company's future results of operations or financial position because the fair value of options granted is insignificant.

2. RESTRICTED CASH, AUCTION PROCEEDS RECEIVABLE AND PAYABLE

The Company collects auction proceeds from winning bidders on closed auctions. Such proceeds are generally due within two days of auction closing. The proceeds, net of the Company's commission and other fees, are generally due to the seller within ten days of auction closing. The cash collected from winning bidders is held in an escrow account until such funds are distributed to the owners.

Cash collected from winning bidders is reflected on the Company's statement of financial condition as restricted cash.

Auction proceeds receivable represent uncollateralized amounts receivable from winning bidders on closed auctions due under normal trade terms, generally requiring payment within two days from the invoice date. Unpaid auction proceeds receivable generally bear no interest. Auction proceeds receivable are stated at the amount billed to the customer plus any accrued and unpaid interest. Customer account balances with invoices dated over 30 days old are considered delinquent.

Management individually reviews all delinquent auction proceeds receivable balances and attempts to collect such balances. In the event that collection attempts fail, management writes off the receivable against the related proceeds payable. All auction proceeds receivable at December 31, 2005 and 2004 were collected under normal terms.

Auction proceeds due to sellers, net of the Company's commission and other fees, are reflected on the Company's statement of financial condition as auction proceeds payable.

3. STOCKHOLDERS' EQUITY

The Company has the following elements of stockholders' equity at December 31, 2005 and 2004:

Preferred Stock
20,000,000 shares authorized, 1,772,000 shares issued and outstanding at December 31, 2004, at $.0001 par value. During 2005, the Company redeemed 556,000 shares of its Series A Preferred Stock for $250,200 in cash. The remaining 1,216,000 shares were converted into 1,483,520 shares of the Company's common stock. Additionally, the Company issued 194,566 common shares in payment of $48,641 of accumulated preferred dividends in arrears. At December 31, 2005, there were no preferred shares outstanding. Holders of preferred stock were entitled to a preferential dividend of $.02745 per share if and when declared by the Board of Directors. Preferred shareholders had a preference upon liquidation, dissolution or winding up of the Company amounting to $589,101 at December 31, 2004. The preferred stock was convertible to common stock at a rate of 1.22 common shares for each preferred share any time after the date of purchase.

Common Stock
50,000,000 voting shares authorized, at $.0001 par value. There were 27,053,086 and 25,000,000 shares of common stock issued and outstanding at December 31, 2005 and 2004, respectively.

During 2004, the Company repurchased 1,000,000 shares of its common stock at $0.12 per share. The Company then sold those shares to new investors for $0.15 per share.

Paid-In Capital in Excess of Par Value
Represents the proceeds received in excess of par value for common and preferred shares, net of costs associated with the issuance of the shares.

Dividends
During both 2005 and 2004, the Company's board of directors declared dividends on preferred shares of $0.2745 per share and dividends on common shares of $0.015 per share.

4. INCOME TAXES

The primary differences between tax expense at federal statutory rates were as follows:

	Years Ended December 31, 2005	Years Ended December 31, 2004
Statutory tax at 34%	$ 610,881	$ 266,791
State taxes, net of federal benefit	56,035	23,305
Differences in depreciation and capitalization methods	13,335	(14,722)
Adjustments to the valuation allowance	(86,000)	(287,000)
Other	18,307	11,626
	$ 612,558	$ -

The Company's net deferred tax assets and liabilities consisted of the following at December 31:

	2005	2004
Deferred tax assets:		
Net operating loss carryover	$ -	$ 130,000
Other	33,000	20,000
	33,000	150,000
Less valuation allowance	-	(86,000)
Total deferred tax assets	33,000	64,000
Deferred tax liabilities:		
Differences in fixed asset depreciation and capitalization methods	(43,000)	(57,000)
Other	(8,000)	(7,000)
Total deferred tax liabilities	(51,000)	(64,000)
	$ (18,000)	$ -

5. Commitments and Contingencies

Lease Arrangements

The Company maintains its office in Amarillo, Texas. Additionally, the Company reimburses certain employees for the use of their home offices. The Company leases its office space in Amarillo under a non-cancelable operating lease, and the remainder of its locations under month-to-month leasing arrangements. Rent expense related to these arrangements amounted to $65,299 and $54,196 for the years ended December 31, 2005 and 2004, respectively. Future minimum rents due under the Company's non-cancelable operating lease are as follows:

Years ending December 31,	
2006	$ 41,372
2007	41,372
2008	20,686
	$ 103,430

Litigation

The Company is involved in various claims and legal actions in the normal course of business. In Management's opinion, the resolutions of these matters will not have a material adverse effect on the Company's financial position or net income.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $1,721,915, which was $1,621,915 in excess of its required net capital of $100,000.

The Company carries no customer-regulated commodities futures accounts; therefore the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable. The Company handled no customer securities or accounts during the years ended December 31, 2005 or 2004, and accordingly, is not subject to the requirements under SEC Rule 15c3-3.

7. Related Party Transactions

The Company has an agreement with a stockholder under which the stockholder is being paid a royalty of 0.35% of the gross value of auctions closed on the Company's Web site. Such amounts are included in royalties paid to stockholder on the Company's statements of operations. $88,226 and $53,015 was payable to the stockholder at December 31, 2005 and 2004, respectively, under this arrangement. Such amounts are included in accounts payable and accrued liabilities on the Company's statements of financial condition.

8. STOCK OPTION PLAN

The Company adopted the 2000 Equity Incentive Plan (the "Plan") on November 3, 2000. The Plan provides for grants of up to 3,750,000 options to employees, consultants and directors at exercise prices greater than or equal to market price on the date of the grant. Grants are at the discretion of the Company's Board of Directors, and the options typically vest in equal portions over four years and expire ten years from the date of grant.

A summary of stock option transactions is as follows:

	2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	1,870,500	$ 0.16	1,773,000	$ 0.16
Granted	760,000	0.25	97,500	0.25
Exercised	(375,000)	0.15	-	-
Forfeited	(75,000)	0.25	-	-
Outstanding at December 31	2,180,500	0.19	1,870,500	0.16
Exercisable at December 31	1,437,250	0.16	1,710,875	0.16

Stock options outstanding have exercise prices ranging from $0.15 to $0.25 per share, which were greater than or equal to the market price on the date of grant. Stock options granted during 2005 and 2004 had weighted average fair values of $0.03 and $0.06 per option, respectively. At December 31, 2005 and 2004, the weighted average remaining contractual life of the outstanding options was 7.90 and 6.30 years, respectively. At December 31, 2005, there were 1,194,500 options available for grant under the Plan.

Had compensation costs been determined based on the fair value at the grant dates under the Plan consistent with the method prescribed by SFAS No. 123, the net income (loss) would not have been materially affected.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004
Dividend yield	10%	0%
Risk-free interest rate	4.45%	4.27%
Expected lives	10 years	10 years

9. CONCENTRATION OF CREDIT RISK

During 2005, commissions from one customer amounted to approximately 28% of total commissions revenue. During 2004, commissions from two sellers amounted to approximately 34% of total commissions revenue. No other individual sellers amounted to more than 10% of total commissions in either period. The loss of either of these two customers could have a material impact on the Company's results of operations. At December 31, 2005, substantially all of the Company's accounts receivable was due from four customers. At December 31, 2004, approximately 74% of the Company's accounts receivable was due from two customers.

SUPPLEMENTARY INFORMATION

ENERGYNET.COM, INC.
SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER FULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Computation of net capital:	
Total stockholders' equity	$ 1,856,465
Deduct stockholders' equity not allowable for net capital	-
	1,856,465
Add:	
Deferred tax liabilities	43,000
Total capital and discretionary liabilities	1,899,465
Deduct:	
Nonallowable assets	
Prepaid expenses	22,765
Deferred tax assets	25,000
Equipment	128,522
Haircuts on securities included in short-term investments	1,263
Total deductions	177,550
Net capital	$ 1,721,915
Computation of aggregate indebtedness	
Items included in the statement of financial condition	
Accounts payable and accrued liabilities	$ 240,047
Income taxes payable	183,517
Total aggregate indebtedness	$ 423,564
Percentage of aggregate indebtedness to net capital	24.60%
Computation of basis net capital requirement	
Minimum dollar net capital required at 6 2/3 percent	$ 28,238
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above amounts)	$ 100,000
Excess net capital	$ 1,621,915
Reconciliation with Company's computation	
Net capital, as reported in the Company's Part II (unaudited Focus report)	$ 1,785,255
Net audit adjustments	(63,340)
Net capital per above	$ 1,721,915

See independent auditor's report and accompanying notes to consolidated financial statements.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

Board of Directors
EnergyNet.com, Inc.

In planning and performing our audit of the consolidated financial statements and supplementary information of EnergyNet.com, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 171-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone 972-458-2296
Fax 972-788-4943
www.heincpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealer, and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Dallas, Texas
January 20, 2006